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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 13)*

                              GIANT GROUP, LTD.
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                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
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                        (Title of Class of Securities)

                                  374503100
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                                (CUSIP Number)

                                Burt Sugarman
                        150 El Camino Drive, Suite 303
                       Beverly Hills, California 90212
                                (310) 273-5678
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                               February 7, 1996
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           (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of  pages

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                                 SCHEDULE 13D

CUSIP No. 374503100                                        Page  2  of     Pages
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BURT SUGARMAN
        S.S. #.###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  [ ]
                                                                        (b)  [ ]
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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

        BK & PF
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS (2d) or 2(E)                                                     [ ]
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.
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                   7    SOLE VOTING POWER
   NUMBER OF
                          2,988,672 shares (includes options to purchase
    SHARES                1,599,202 shares).
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 BENEFICIALLY      8    SHARED VOTING POWER

   OWNED BY               0
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     EACH          9    SOLE DISPOSITIVE POWER

   REPORTING              2,988,672 shares (includes options to purchase
                          1,599,202 shares).
  PERSON WITH   ----------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                          0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,988,672 shares (includes options to purchase 1,599,202 shares).
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        46.9%
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14    TYPE OF REPORTING PERSON*

        IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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        Reference is hereby made to that certain Schedule 13D, dated January
13, 1982, as amended, filed by Burt Sugarman with respect to the common stock, par value $0.01 per share (the "Common Stock"), of GIANT GROUP, LTD., a Delaware corporation (the "Company"), collectively referred to herein as the "Schedule." Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the Schedule. Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The Schedule is hereby amended as follows:

        Item 2. IDENTITY AND BACKGROUND. Item 2 of the Schedule is hereby amended by adding the following:

        Mr. Sugarman is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. In July 1991, Mr. Sugarman, without admitting or denying the allegations in a complaint filed by the Securities and Exchange Commission (the "SEC"), consented to an Order of the United States District Court, District of Columbia, permanently enjoining him from violating
Section 17(a)(2) of the Securities Act of 1933, as amended (the "Securities Act") and paid $556,522, plus prejudgment interest of $63,333. The SEC complaint had alleged that Mr. Sugarman violated Section 17(a)(2) of the Securities Act in connection with purchases in October 1989 by the Company and others of shares of common stock of Rally's Hamburgers, Inc. In 1991, the Company indemnified Mr. Sugarman for amounts paid by him to the SEC and for his expenses in connection with the SEC investigation.






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        Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 of the Schedule is hereby amended by adding the following:

        On February 7, 1996, Mr. Sugarman exercised options, previously granted to him by the Company under its 1985 Non-Qualified Stock Option Plan, to acquire 300,000 shares of the Company's Common Stock for an aggregate exercise price of $2,025,000. Of that amount, $1,100,000 was borrowed from Bank of America N.T.&S.A. under a $2,000,000 unsecured line of credit, dated November 1, 1993, which is due on November 1, 1996 and bears interest at Bank of America's reference plus 0.25%. The source of the remainder of the exercise price ($925,000) was personal family funds.

        Item 4.  PURPOSE OF TRANSACTION.

        Item 4 of the Schedule is hereby amended by adding the following:

        Mr. Sugarman decided to exercise a portion of the options for Company Common Stock he holds because he believes in the Company's future. While Mr. Sugarman has no present intention to purchase additional shares of Common Stock, he may, from time to time, determine to exercise additional options.

        Except to the extent indicated above, Mr. Sugarman presently has no plans or proposals which relate to or would result in any of the events described in Item 4 (a)-(j) of Schedule 13D.






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        Item 5.  INTEREST IN SECURITIES OF THE iSSUER.

        Item 5 of the Schedule is hereby amended to read as follows:

        As of February 7, 1996, Mr. Sugarman beneficially owns 2,988,672 shares of Common Stock, including 1,389,470 shares which are directly owned and 1,599,202 shares which are the subject of exercisable options, constituting approximately 46.9% of the outstanding shares (computed on the basis of 4,778,385 shares outstanding as of February 7, 1996, after giving effect to the exercise of options to purchase 300,000 shares of Common Stock, and the 1,599,202 shares subject to exercisable options). Mr. Sugarman has sole voting and dispositive power with respect to such shares. Such amount does not include 20,500 shares of the Common Stock, owned by Mr. Sugarman's wife or 2,000 shares held as custodian for his minor child, as to which Mr. Sugarman disclaims beneficial ownership. The only transaction in the Common Stock effected by Mr. Sugarman in the last 60 days was the option exercise described in Item 3, which is incorporated herein by this reference.

        Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 3. Is hereby incorporated by reference.

        Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        1.  Credit Agreement, dated November 1, 1993, as amended.



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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1996


                                       /s/ Burt Sugarman
                                       --------------------------------------
                                           BURT SUGARMAN